UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 22 September, 2021
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__            Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____            No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____            No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____            No __X__

ENCLOSURES:

Sens Announcement dated 22 September 2021: Sasol’s reporting publications for the year ended 30 June 2021, capital markets day and annual general meeting

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)

SASOL’S REPORTING PUBLICATIONS FOR THE YEAR ENDED 30 JUNE 2021,
CAPITAL MARKETS DAY AND ANNUAL GENERAL MEETING
INTEGRATED REPORT ANNUAL FINANCIAL STATEMENTS AND FORM 20-F

Sasol’s integrated report has been published on the Sasol website at
https://www.sasol.com/investor-centre/financial-reporting/annual-integrated-reporting-set.
The
report cross-references a number of other reports that are also available on the Sasol website, including Sasol’s sustainability report and climate change report which provide additional information on Sasol’s sustainability and climate change matters.

Sasol’s annual financial statements for the year ended 30 June 2021, on which
PricewaterhouseCoopers Inc. expressed an unmodified opinion, were published on 16 August 2021 and are available on Sasol’s website.

Sasol's annual report on Form 20-F, which includes Sasol’s annual financial statements for the year ended 30 June 2021 which contain no changes to the version published on 16 August 2021, will be filed with the United States (US) Securities and Exchange Commission (SEC) on Wednesday,
22 September 2021.
Copies of the Form 20-F are available on the SEC’s website at
https://www.sec.gov/
and on the
Sasol website.

Copies of the integrated report, sustainability report, climate change report, Form 20-F and the annual financial statements of the Company are available and can be obtained, without charge, by downloading copies from the Company’s website, https://www.sasol.com/investor-centre/financial-
reporting/annual-integrated-reporting-set or by requesting a copy from Sasol Investor Relations by means of either:

- an e-mail to investor.relations@sasol.com; or
- written correspondence posted to Private Bag X10014, Sandton, South Africa.
CAPITAL MARKETS DAY

As previously announced, Sasol’s President and Chief Executive Officer, Fleetwood Grobler,
together with his executive leadership team is hosting a virtual Capital Markets Day, including a live
Q&A session, today at 12:00 (SA time).

During this session we will provide an update on Sasol’s longer-term strategy and sustainability ambitions, including our transition pathway until 2050.

You can access further details by clicking on the following link:
https://www.sasolcapitalmarketsday.com/l/UAA3W45K6F

Please direct any enquiries to:
investor.relations@sasol.com
or call +27 10 344 9280.
ANNUAL GENERAL MEETING
The annual general meeting (AGM) of shareholders of Sasol will be held entirely by way of electronic communication at 13:00 on Friday, 19 November 2021, to transact the business stated in the notice of AGM. The information pertaining to the AGM is as follows:
Issuer name Sasol Limited
Type of instrument Ordinary shares
ISIN number ZAE000006896
JSE code SOL
ISIN number ZAE000151817
JSE code SOLBE1
Meeting type Annual General Meeting
Meeting venue Electronic communication
Record date – to determine which shareholders
are entitled to receive the Notice of meeting
Friday, 8 October 2021
Publication/ posting date Monday, 18 October 2021
Last day to trade – Last day to trade to determine
eligible shareholders that may attend, speak and
vote at the Meeting
Tuesday, 9 November 2021
Record date- Record date to determine eligible
shareholders that may attend, speak and vote at
the Meeting
Friday, 12 November 2021
Meeting deadline date (for administrative
purposes, forms of proxy for the meeting to be
lodged)
Forms of Proxy must be submitted by 13:00
on Thursday, 18 November 2021, or may be
handed in before the relevant resolution on
which the proxy is to vote
Meeting date 13:00 on Friday, 19 November 2021
Publication of results Monday, 22 November 2021
Website link
www.sasol.com

22 September 2021
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 September 2021

By:
/sgd/M du Toit
M du Toit Name:
Title: Group Company Secretary